Item 77E - DWS Floating Rate Fund (a series of DWS Portfolio Trust) On December 7, 2010, DWS Floating Rate Fund was named as a defendant in the First Amended Complaint and Objection to Claims filed by the Official Committee of Unsecured Creditors in the U.S. Bankruptcy Court for the District of Delaware in the lawsuit Tribune Company, et al., Debtors, Official Committee of Unsecured Creditors v. JPMorgan Chase Bank, N.A. et al. (the "Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO ("LBO Debt") and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash. Following the completion of the LBO in 2007, the Tribune Company filed for bankruptcy. The Lawsuit seeks to avoid the obligations on the LBO Debt and to recover payments of principal and interest made by the Tribune Company on the LBO Debt. The Fund currently holds LBO Debt securities and has received approximately $82,463 in interest payments and $12,500 in principal payments as of May 31, 2012.
All proceedings on the Lawsuit were stayed pending a decision by the Bankruptcy Court on which of two proposed plans of reorganization would be confirmed. One of the plans proposed to settle the litigation, while the other plan proposed to proceed with the litigation. The Bankruptcy Court has confirmed the plan of reorganization that provides for settlement of the litigation; this confirmation order has been appealed by the creditors that proposed the competing plan. Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on the Fund.



 For internal use only
 For internal use only

 For internal use only